Exhibit 99.1

Press Release

Kornit Digital

12 Ha’Amal St., Afek Park,

Rosh-Ha’Ayin 4809246, Israel

Tel: +972.3.908.5800

Investor Contact

Andrew G. Backman

Global Head of Investor Relations

andrew.backman@kornit.com

Kornit Digital Announces Launch of Public Offering of Ordinary Shares

November 16, 2021, Rosh Ha’ayn, Israel – Kornit Digital Ltd. (NASDAQ: KRNT) (“Kornit”), a company that develops, designs and markets innovative, sustainable, on-demand, digital fashion and textile production technologies, today announced the launch of an underwritten public offering of 2,205,701 ordinary shares, 1,500,000 of which are being offered by Kornit and 705,701 of which are being offered by an affiliate of Amazon.com, Inc. (“Amazon”).  Kornit will not receive any of the proceeds from the sale of shares being offered by an affiliate of Amazon.  The shares being sold by an affiliate of Amazon are being issued pursuant to the exercise of a warrant granted to Amazon by Kornit.  Kornit intends to grant the underwriters a 30-day option to purchase up to an additional 330,855 ordinary shares.

Kornit intends to use the proceeds from the offering for future potential acquisitions, including complementary businesses, technologies or assets, and for general corporate purposes, including working capital and capital expenditures.

Citigroup, Barclays, Goldman Sachs & Co. LLC and Morgan Stanley are acting as bookrunners and as representatives of the underwriters for this offering. Needham & Company, Stifel, William Blair, Berenberg, CJS Securities and Craig-Hallum are acting as co-managers in the offering.

Kornit is filing a preliminary prospectus supplement to its shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the proposed offering of its ordinary shares. The offering will be made only by means of a prospectus supplement and the accompanying prospectus. When available, a copy of the preliminary prospectus supplement relating to the offering and accompanying prospectus may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146 or email to: Prospectus@citi.com); Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 888-603-5847, or by emailing barclaysprospectus@broadridge.com; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at 866-471-2526, or by email at prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, or by telephone: 1-866-718-1649.

The offering of these securities is being made under an effective shelf registration statement on file with the SEC. The registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Kornit Digital

Kornit Digital Ltd. (NASDAQ: KRNT) develops, designs and markets innovative, sustainable, on-demand, digital fashion and textile production technologies. The company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide.